UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 29)

eMagin Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29076N 20 6
(CUSIP Number)

Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Stillwater Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	15,671,740
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	15,671,740
Person with	10.	Shared Dispositive Power:	2,930,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	18,601,786*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.8%
14.	Type of Reporting Person (See Instructions): OO

*

Stillwater Holdings LLC (“Stillwater”) may be deemed to beneficially own 18,601,786 shares of common stock, par value $0.001 per share (the “Shares” or the “Common Stock”) of eMagin Corporation (the “Issuer”) reported herein as follows: (i) Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) held directly by Stillwater, which are convertible into 15,671,740 Shares subject to increase as described herein; (ii) warrants to purchase up to 100,000 Shares currently exercisable at $2.25 per Share and warrants to purchase up to 25,000 Shares, currently exercisable at $2.45 per Share held directly by Stillwater Trust LLC, where the sole member of Stillwater is the managing trustee and has investment control over such securities; and (iii) 2,805,046 Shares held directly by a trust where the sole member of Stillwater has investment control over such securities.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock conversion price of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 10, 2022, there were 78,216,573 Shares outstanding as of October 31, 2022.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Stillwater may be deemed to beneficially own 18,601,786 Shares, or 19.8% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Stillwater is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ginola Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Jersey (Channel Islands)

Number of	7.	Sole Voting Power:	2,657,180
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	2,657,180
Person with	10.	Shared Dispositive Power:	135,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,793,030**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): CO

**

Ginola Limited (“Ginola”) may be deemed to beneficially own 2,793,030 Shares of the Issuer reported herein as follows: (i) 1,002,647 Shares held directly by Ginola; (ii) Series B Preferred Stock held directly by Ginola, which are convertible into 1,654,533 Shares subject to increase as described herein; and (ii) 135,850 Shares held directly by holding companies with common directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock conversion price of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 10, 2022, there were 78,216,573 Shares outstanding as of October 31, 2022.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Ginola may be deemed to beneficially own 2,793,030 Shares, or 3.4% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Explanatory Note

This Amendment No. 29 to Schedule 13D (“Amendment No. 29”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”) and Ginola Limited, a Jersey (Channel Islands) company (“Ginola”) to amend the Schedule 13D (the “Schedule 13D”) originally filed by Stillwater and Ginola on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, Amendment No. 14 to the Schedule 13D filed June 5, 2012, Amendment No. 15 to the Schedule 13D filed June 23, 2014, Amendment No. 16 to the Schedule 13D filed August 24, 2016, Amendment No. 17 to the Schedule 13D filed March 26, 2017, Amendment No. 18 to the Schedule 13D filed January 28, 2021, Amendment No. 19 to the Schedule 13D filed February 9, 2021, Amendment No. 20 to the Schedule 13D filed February 11, 2021, Amendment No. 21 to the Schedule 13D filed February 23, 2021, Amendment No. 22 to Schedule 13D filed March 23, 2021, Amendment No. 23 filed May 27, 2021, Amendment No. 24 filed June 16, 2021, Amendment No. 25 filed September 20, 2021, Amendment No. 26 filed November 12, 2021, Amendment No. 27 filed March 31, 2022, and Amendment No. 28 filed August 22, 2022 with respect to beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin 700 South Drive, Suite 201, Hopewell Junction, NY 12533. Except as specifically provided herein, this Amendment No. 29 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this report and the information set forth in or incorporated by reference in Item 2 and Item 6 of the report is hereby incorporated by reference in its entirety into this Item 5.

(a-b) Stillwater may be deemed to beneficially own 18,601,786 shares of Common Stock, which represents approximately 19.8% of the outstanding Common Stock of the Issuer as of the filing date of this report (the “Filing Date”). Ginola may be deemed to beneficially own 2,793,030 shares of Common Stock, which represents approximately 3.4% of the outstanding Common Stock of the Issuer as of the Filing Date.

(c) Except as otherwise set forth herein, neither Stillwater nor Ginola has effected any transactions in the Issuer’s Common Stock during the sixty (60) days prior to the Filing Date, and there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by Stillwater or Ginola or any person or entity controlled by Stillwater or Ginola, or any person or entity for which Stillwater or Ginola possesses voting or investment control over the securities thereof.

(d) Except as otherwise reported herein, no person or entity other than Stillwater or Ginola has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Amendment No. 28.

(e) Not applicable.

The following tables and disclosures detail the transactions by Stillwater and Ginola in the Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to December 22, 2022 (the “Effective Date”), and from the Effective Date through the Filing Date:

FLAT CREEK FIDUCIARY MANAGEMENT LLC, AS TRUSTEE FOR THE MDAS 2002 TRUST

On December 15, 2022, a trust formed under a Settlement Dated 21 March 2002, also known as the MDAS 2002 Trust (the “MDAS 2002 Trust”), was terminated. On December 22, 2022, 703 shares of Series B Preferred Stock that were convertible in to 2,326,273 Shares, that were held solely by the MDAS 2002 Trust, were distributed to Stillwater for no consideration.

GINOLA LIMITED

On December 22, 2022, Ginola converted 303 shares of Series B Preferred Stock into 1,002,647 Shares at the Adjusted Conversion Price.

FLAT CREEK FIDUCIARY MANAGEMENT LLC, AS TRUSTEE FOR THE MDAS 2012 TRUST

Date	Price		Type of Transaction	Number of Shares
11/10/2022	$1.02		Open Market Sale	14,021
11/22/2022	$0.85	(1)	Open Market Sale	9,136
11/23/2022	$0.85	(2)	Open Market Sale	17,100
11/25/2022	$0.849	(3)	Open Market Sale	1,918
11/28/2022	$0.841	(4)	Open Market Sale	704
11/29/2022	$0.843	(5)	Open Market Sale	23,905
11/30/2022	$0.831	(6)	Open Market Sale	5,339
12/1/2022	$0.853	(7)	Open Market Sale	6,229
12/2/2022	$0.869	(8)	Open Market Sale	24,261
12/5/2022	$0.864	(9)	Open Market Sale	6,319
12/6/2022	$0.832	(10)	Open Market Sale	14,200
12/7/2022	$0.841	(11)	Open Market Sale	7,100
12/8/2022	$0.869		Open Market Sale	12,911
12/9/2022	$0.857	(12)	Open Market Sale	9,912
12/12/2022	$0.862	(13)	Open Market Sale	4,100
12/13/2022	$0.85	(14)	Open Market Sale	17,904
12/14/2022	$0.822	(15)	Open Market Sale	4,179
12/15/2022	$0.825		Open Market Sale	10,707
12/16/2022	$0.804	(16)	Open Market Sale	2,555
12/19/2022	$0.803	(17)	Open Market Sale	1,400
12/28/2022	$0.80		Open Market Sale	300
12/29/2022	$0.803	(18)	Open Market Sale	5,101

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.85 to $0.88 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.85 to $0.875 per share, inclusive.

(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.845 to $0.859 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.84 to $0.845 per share, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.81 to $0.86 per share, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.812 to $0.849 per share, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.83 to $0.867 per share, inclusive.
(8)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.846 to $0.89 per share, inclusive.
(9)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.851 to $0.879 per share, inclusive.
(10)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.82 to $0.87 per share, inclusive.
(11)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.83 to $0.87 per share, inclusive.
(12)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.844 to $0.87 per share, inclusive.
(13)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.852 to $0.871 per share, inclusive.
(14)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.82 to $0.885 per share, inclusive.
(15)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.82 to $0.83 per share, inclusive.
(16)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.80 to $0.82 per share, inclusive.
(17)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.80 to $0.81 per share, inclusive.
(18)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.80 to $0.815 per share, inclusive.

Item 7. To Be Filed as Exhibits.

The following exhibits are incorporated into this this Amendment No. 28:

Exhibit No.	Description

1

Joint Filing Agreement, dated May 5, 2003, by and between Stillwater Holdings LLC and Ginola Limited (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2003).

2	Power of Attorney, dated December 28, 2022.

Signature

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

STILLWATER HOLDINGS LLC

By:	/s/ Christopher Minton
Name:	Christopher Minton
Title:	Vice President

GINOLA LIMITED

By:	/s/ James O’Grady
Name:	James O’Grady
Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).